GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 2, 2021

Janice Adeloye

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Registration Statement on Form S-1

Filed on July 28, 2021

File No. 333-258221

Dear Ms. Adeloye:

On behalf of our client, Embrace Change Acquisition Corp., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 30, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1. Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations	21187336.1 237548-10001

Janice Adeloye September 2, 2021 Page 2

Registration Statement on Form S-1 filed July 28, 2021

Prospectus Cover , page 1

1.

We note that your principal executive offices are located in China, the SPAC Sponsor is located in China, a majority of your executive officers and/or directors are located in or have significant ties to China, and your disclosure that you are seeking to acquire a company that may be based in China in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operationsand/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The disclosure on the cover page has been revised in accordance with the Staff’s comments.

Prospectus Summary, page 1

2.

Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The disclosure beginning on pages 6 and 93 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Janice Adeloye September 2, 2021 Page 3

3.

In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The disclosure beginning on page 24 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

4.

Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The disclosure beginning on page 24 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

5.

Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The disclosure beginning on pages 8 and 96 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

6.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: The disclosure beginning on page 24 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Janice Adeloye September 2, 2021 Page 4

Risk Factors, page 21

7.

To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: The disclosure beginning on page 56 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

8.

Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: The disclosure beginning on page 56 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

9.

Given the Chinese government’s significant oversight and discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The disclosure beginning on page 56 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

10.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response: The disclosure beginning on page 56 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Janice Adeloye September 2, 2021 Page 5

Capitalization, page 59

11.

We note that you are offering 5,000,000 ordinary shares as part of your initial public offering of units, but only show 4,386,381 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99- 3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 5,000,000 ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Guidance the Company principally relied upon is the following sections of ASC 480-10-S99:

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date…

15. …If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

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Janice Adeloye September 2, 2021 Page 6

The Company believes that such Guidance applies to special purpose acquisition companies and to the facts and circumstances relevant to the Company.

As detailed in the Amended Registration Statement, upon a liquidation, all of the public shares are subject to redemption whereby they will receive a pro rata distribution from the proceeds held in the trust account (less reduction for certain amounts as disclosed) in accordance with the liquidation provision in the Company’s Amended and Restated Certificate of Incorporation, which will be in effect prior to the Company’s initial public offering (the “IPO Certificate”).

The public stockholders also have the right to redeem their shares in connection with an initial business combination for a pro rata amount of the proceeds held in the trust account (less reduction for certain amounts as disclosed in the Amended Registration Statement) in accordance with the tender offer/stockholder approval provisions in the IPO Certificate. Although the Company does not specify a maximum redemption threshold, its Section 9.2 of the IPO Certificate provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares or the related initial business combination, and instead would search for an alternate initial business combination.

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, all of the 5,000,000 shares would only be redeemable upon a liquidation event.

In contrast, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed as long as its net tangible assets remains at least $5,000,001. In accordance with the guidance of ASC 480, the amount of shares that can be redeemed at the option of the holder is classified outside of the permanent equity. Accordingly, in accordance with the Company’s IPO Certificate, the Company will proceed with an initial business combination only in the event that the number of public shareholders who exercise their redemption rights does not cause the Company’s net tangible assets to fall below $5,000,001.

The 4,386,381 public shares represent the number of shares that may be redeemed in connection with a business combination without causing the Company stockholders’ equity to fall below $5,000,001. Any potential share redemptions in excess of these amounts would not be approved by the Company and the initial business combination would fail. Thus, the event triggering the redemption would be cancelled and the shares no longer subject to redemption.

These limitations and procedures are disclosed throughout the Amended Registration Statement. Thus, every investor is aware of the limitation and is part of the ‘contract’ with each investor.

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Janice Adeloye September 2, 2021 Page 7

Accordingly, the Company has determined that the presentation is most consistent with the above guidance.

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Jay Mumford August 27, 2021 Page 8

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner

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